June 1, 2015

VIA EDGAR

David Irving

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

RE:                          Talmer Bancorp, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 26, 2015

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Filed May 15, 2015

File No. 001-36308

Dear Mr. Irving:

This letter is submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 27, 2015.  For your convenience, we have set forth each comment and have included our response below it.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 20 — Parent Company Financial Statements, page 221

Staff Comment No. 1:

Please classify the dividends received from subsidiaries as cash flows from operating activities instead of as cash flows from investing activities in future filings. Please refer to ASC 230-10-45-16(b).

Response to Comment No. 1:

We respectfully acknowledge the Staff’s comment and confirm that in future filings our disclosures will classify the dividends received from subsidiaries as cash flows from operating activities instead of as cash flows from investing activities.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Notes to Consolidated Financial Statements

Staff Comment No. 2:

Your effective income tax expense has fluctuated from a negative effective tax rate of 4.5% at March 31, 2014 and an effective tax rate of 7.8% for 2014 to an effective tax rate of 32% at March 31, 2015. Please provide in future interim filings the income tax expense disclosures required by Item 4.08(h) of Regulation S-X.

Response to Comment No. 2:

We respectfully acknowledge the Staff’s comment and confirm that in future interim filings our disclosures will provide the income tax expense disclosures required by Rule 4-08(h) of Regulation S-X.

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In responding to the Staff’s comments, we acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to contact me at (248) 498-2848 or our attorney Brennan Ryan at (404) 322-6218.

Very truly yours,

/s/ Dennis Klaeser

Chief Financial Officer

cc: J. Brennan Ryan, Esq., Nelson Mullins Riley & Scarborough LLP